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                                                                  EXHIBIT (a)(9)

CONTACT:                                                   Stockholder Relations

    FOR IMMEDIATE RELEASE
    214/874-2354



                          CAPSTEAD MORTGAGE CORPORATION
                      ANNOUNCES RESULTS OF $12.75 PER SHARE
                                CASH TENDER OFFER


         DALLAS - March 19, 2001 - Capstead Mortgage Corporation (NYSE: CMO) today announced that based on a preliminary count by the depositary for its fixed price tender offer, the Company expects to purchase for cash approximately 554,091 shares of its common stock, par value $0.01 per share, from its stockholders at a price of $12.75 per share in accordance with the terms of the tender offer. The tender offer expired at 12:00 midnight New York City time on Friday, March 16, 2001.

         Under the terms of the tender offer, which commenced on February 16, 2001, the Company had offered to purchase for cash up to 5,000,000 shares, or approximately 20 percent, of its issued and outstanding common stock at a purchase price of $12.75 per share, net to the seller in cash, without interest. Because fewer than 5,000,000 shares were tendered, the Company will purchase all of the shares validly tendered in the tender offer. The exact number of shares to be purchased will be determined upon final review of the validity of all tender offer documentation, which is expected to be completed as soon as practicable.

         Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

         The shares that the Company expects to purchase in the tender offer represent approximately 2 percent of the 25,282,472 shares outstanding immediately prior to the commencement of the offer. After the purchase of the shares pursuant to the tender offer, the Company will have approximately 24,728,381 shares of common stock outstanding.

         Capstead Mortgage Corporation, a mortgage investment firm with assets of approximately $8 billion, earns income from investing in mortgage assets and other investment strategies.

         Merrill Lynch and Co. acted as the dealer manager for the tender offer.